Exhibit 99.9
November 9, 2005.
NOTICE OF REDEMPTION OF
10 3/8% SENIOR NOTES DUE 2012
Common Code: 015586010
ISIN: US22409VAC63
CUSIP Number: 22409VAC6
NOTICE IS HEREBY GIVEN THAT CP Ships Limited (“CP Ships”) will redeem on December 13, 2005 (the “Redemption Date”) all US$200,000,000 aggregate principal amount of its outstanding 10 3/8% Senior Notes due 2012 (the “Notes”).
Reference is made to the indenture dated as at July 3, 2002 (the “Indenture”) between CP Ships, as issuer, CP Ships (UK) Limited, Lykes Lines Limited, LLC (subsequently renamed CP Ships USA, LLC) and TMM Lines Limited, LLC (a predecessor by merger of CP Ships USA, LLC), as subsidiary guarantors (collectively, the “Subsidiary Guarantors”), and The Bank of New York, as trustee (the “Trustee”) relating to the Notes. The capitalized terms used but not defined in this Notice of Redemption shall have the meanings specified in the Indenture. The Corporation initially issued US$200,000,000 aggregate principal amount of Notes in a private offering on June 27, 2002 (“original Notes”). On or about October 2, 2002, the Corporation made an offer to exchange an aggregate principal amount up to US$200,000,000 of Notes registered under the U.S. Securities Act of 1933 evidencing the same indebtedness as the original Notes (the “exchange Notes”) for the original Notes, and all original Notes were exchanged for exchange Notes. The exchange Notes have been issued pursuant to the Indenture.
In accordance with the Indenture and pursuant to paragraph 6(b) of the exchange Notes, the Notes will be redeemed at the redemption price equal to 100% of the principal amount thereof plus the Applicable Redemption Premium and together with accrued and unpaid interest to but excluding the Redemption Date. The Applicable Redemption Premium is defined in the Notes and is set out below. The amount of the Applicable Redemption Premium will be determined in accordance with the Indenture on December 9, 2005.
The redemption price and accrued and unpaid interest shall be paid (less any tax required to be deducted and withheld by CP Ships) on or after December 13, 2005 on presentation and surrender of the Notes to The Bank of New York (the “Paying Agent”), at One Canada Square, London E14 5AL, England or at 101 Barclay Street, New York, New York 10286, U.S.A. or The Bank of New York (Luxembourg) S.A. at Aerogolf Centre, 1A, Hoehenhof, L-1736 Senningerberg, Luxembourg.
Pursuant to the Notes, “Applicable Redemption Premium” means, with respect to any Note on any redemption date, the greater of (i) 1.0% of the principal amount of such Note; and (ii) the excess of (1) the present value at such redemption date of the redemption price of such Note at July 15, 2007, plus all required interest payments that would otherwise be due to be paid on such Note during the period between the redemption date and at July 15, 2007, excluding accrued but unpaid interest, computed using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points, over (2) the principal amount of the Note.

Pursuant to the Indenture, “Treasury Rate” means, as of any redemption date, the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days in New York, New York prior to such redemption date) most nearly equal to the period from the redemption date to July 3, 2007; provided that if such yield to maturity is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of U.S. Treasury securities for which such yields are given; provided, that if the period from the redemption date to July 3, 2007 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.
Unless CP Ships and the Subsidiary Guarantors default in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of the Indenture, interest on the Notes shall cease to accrue on and after the Redemption Date.
On October 19, 2005, CP Ships and its wholly-owned subsidiary CP Ships (Canada) Holdings Limited, a company incorporated under the laws of the Province of New Brunswick, Canada, amalgamated under the New Brunswick Business Corporations Act, continuing with the name “CP Ships Limited”.
No representation is made as to the correctness or accuracy of the CUSIP, ISIN, Common Code or similar number, if any, listed in this notice or printed on the Notes.
If you have any question regarding the above, please contact CP Ships at +44 1293 866 200.
CP SHIPS LIMITED